UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 2)

BAYCORP HOLDINGS, LTD.

(Name of Subject Company)

BAYCORP HOLDINGS, LTD.

FRANK W. GETMAN JR.

ANTHONY M. CALLENDRELLO

(Name of Person(s) Filing Statement)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

072728108

(CUSIP Number of Class of Securities)

BayCorp Holdings, Ltd.

One New Hampshire Avenue, Suite 125

Portsmouth, New Hampshire 03801

Facsimile No: (603) 766-4991

Attention: Frank W. Getman Jr. President

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Richard A. Samuels

McLane, Graf, Raulerson & Middleton, Professional Association

900 Elm Street, P.O. Box 326

Manchester, NH 03105-03266

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an Information Statement/Prospectus subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or Information Statement/Prospectus referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction valuation*:	Amount of filing fee**:
$10,933,154	$1,287.00

*	Estimated for purposes of calculating the filing fee only. Calculated by multiplying $14.19, the per share tender offer price, by 770,483, the sum of the 571,364 issued and outstanding shares of common stock as of October 11, 2005 and the 199,119 shares of common stock subject to vested stock options.
**	The amount of the filing fee, calculated in accordance with Section 14(g)(1)(A)(ii) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. #3 issued by the Securities and Exchange Commission on September 30, 2005, equals $117.70 per million dollars of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,287.00

Form or Registration No.: Schedule TO

Filing Party: Sloan Acquisition Corp., Sloan Group Ltd., and Joseph Lewis

Date Filed: October 12, 2005

Explanatory Note

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission by: (1) BayCorp Holdings, Ltd. (the “Company”); (2) Frank W. Getman Jr.; and (3) Anthony M. Callendrello (collectively referred to herein as the “Filing Persons,” and individually as a “Filing Person”) and relates to an Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005, by and among Sloan Group Ltd., a Bahamas international business corporation (the “Parent”), Sloan Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Parent (the “Purchaser”) and the Company (the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser has commenced a tender offer, disclosed in a Tender Offer Statement on Schedule TO (“Schedule TO”) dated October 12, 2005 and amended on November 2, 2005 and November 4, 2005, offering to purchase all of the issued and outstanding shares of Common Stock (“Shares”) at a price of $14.19 per share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated October 12, 2005 and supplemented on November 4, 2005, and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the “Offer”). The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on October 12, 2005, amended on November 2, 2005 and November 4, 2005 (the “Schedule 14D-9”), recommending that shareholders tender their shares in accordance with the Offer. The information in the Schedule 13E-3 is hereby expressly incorporated in this Amendment by reference.

All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in this Schedule 13E-3 and/or the Schedule 14D-9 concerning each Filing Person other than the Company has been supplied by each such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1. Summary Term Sheet

Reference is made to the information set forth under “Summary Term Sheet” of the Offer to Purchase, which is incorporated herein by reference.

Item 2. Subject Company Information

Reference is made to the information set forth in Item 1, “Subject Company Information,” and Item 6, “Interest in Securities of the Subject Company,” of the Schedule 14D-9, which is incorporated herein by reference.

Reference is also made to the information set forth under “Summary Term Sheet,” “Introduction,” “The Tender Offer-Section 6- Price Range of Shares; Dividends,” “The Tender Offer-Section 7- Certain Information Concerning BayCorp,” “The Tender Offer-Section 8 - Certain Information Concerning Purchaser, Sloan Group and Joseph Lewis” and “The Tender Offer-Section 10 - Dividends and Distributions” of the Offer to Purchase, which is incorporated herein by reference.

The Company is the borrower under a $10,250,000 senior secured convertible note, a $10,000,000 multiple-draw senior secured convertible note, and a $7,750,000 multiple-draw senior secured note to the Parent (collectively, the “Notes”). The Notes prohibit the Company from declaring or making any distribution to any holder of equity interest in the Company, including dividends, without the written consent of Parent.

Item 3. Identity and Background of Filing Person

Reference is made to the information set forth in Item 2, “Identity and Background of Filing Person,” and Item 3, “Past Contract Transactions, Negotiations and Agreements” of the Schedule 14D-9 which is incorporated herein by reference.

Reference is also made to the information set forth under “Summary Term Sheet,” “Introduction,” “The Tender Offer-Section 6 - Price Range of Shares; Dividends,” “The Tender Offer-Section 7 - Certain Information Concerning BayCorp,” “The Tender Offer-Section 8 - Certain Information Concerning Purchaser, Sloan Group and Joseph Lewis” and “The Tender Offer-Section 10 - Dividends and Distributions” of the Offer to Purchase, which is incorporated herein by reference.

In addition, the business address of Messrs. Getman and Callendrello is BayCorp Holdings, Ltd., One New Hampshire Avenue, Suite 125, Portsmouth, NH 03801 and their telephone numbers are (603) 766-8718 and (603) 766-4994, respectively. During the last five years, Messrs. Getman and Callendrello have not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Messrs. Getman and Callendrello are both U.S. citizens.

Item 4. Terms of the Transaction

Reference is made to the information set forth under “Summary Term Sheet,” “Introduction,” “Special Factors-Section 5 - Purpose of the Offer; Plans for BayCorp after the Offer and Merger,” “Special Factors-Section 7 - The Merger Agreement and Related Agreements,” “The Tender Offer-Section 1-Terms of the Offer; Expiration Date,” “The Tender Offer-Section 2 – Acceptance for Payment and Payment for Shares,” “The Tender Offer-Section 3 - Procedures for Accepting the Offer and Tendering Shares,” “The Tender Offer-Section 4 - Withdrawal Rights,” “The Tender Offer-Section 5 - Material Federal Income Tax Consequences,” “The Tender Offer-Section 11 - Certain Conditions of the Offer” and “Schedule II-Section 262 of the Delaware General Corporation Law-Appraisal Rights” of the Offer to Purchase, which is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

Reference is made to the information set forth in Item 3 of the Schedule 14D-9 entitled, “Past Contracts, Transactions, Negotiations and Agreements,” which is incorporated herein by reference.

Reference is also made to “Summary Term Sheet,” “Special Factors-Section 1 - Background of the Offer; Contacts with BayCorp,” “Special Factors-Section 7 - The Merger Agreement and Related Agreements,” “Special Factors-Section 10 - Related Party Transactions; Interests of Certain Persons in the Offer and Merger” and “The Tender Offer-Section 8 - Certain Information Concerning the Purchaser, Sloan Group and Joseph Lewis” of the Offer to Purchase, which is incorporated herein by reference.

The Company is party to agreements relating to securities of the Company. The Company is the borrower under a $10,250,000 senior secured convertible note and a $10,000,000 multiple-draw senior secured convertible note to the Parent. Reference is made to Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which describes certain option plans adopted by the Company and which is incorporated herein by reference. Reference is also made to Article 5 of the Merger Agreement, filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005, which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

Reference is made to the information set forth in Item 7 of the Schedule 14D-9 entitled, “Purposes of the Transaction and Plans or Proposals,” which is incorporated herein by reference.

Reference is also made to the information set forth under “Introduction,” “Special Factors-Section 5 - Purpose of the Offer; Plans for BayCorp after the Offer and Merger,” “Special Factors-Section 7 - The Merger Agreement and Related Agreements” and “Special Factors-Section 6 - Possible Effects of the Offer on the Market for Shares, AMEX Listing, Exchange Act Registration and Margin Regulations” of the Offer to Purchase, which is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

Reference is made to the information set forth in Item 4, “The Solicitation or Recommendation,” Item 7, “Purposes of the Transaction and Plans or Proposals,” and Item 8, “Additional Information,” of the Schedule 14D-9, which is incorporated herein by reference.

Reference is also made to the information set forth in “Special Factors-Section 1 - Background of the Offer; Contacts with BayCorp,” “Special Factors-Section 5 - Purpose of the Offer; Plans for BayCorp after the Offer and Merger,” “Special Factors-Section 6 - Possible Effects of the Offer on the Market for Shares, AMEX Listing, Exchange Act Registration and Margin Regulations,” “Special Factors-Section 10 - Related Party Transactions; Interests of Certain Persons in the Offer and Merger” and “The Tender Offer-Section 5 - Material Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Fairness of the Transaction

Reference is made to the information set forth in Item 4 of the Schedule 14D-9 entitled, “The Solicitation or Recommendation,” which is incorporated herein by reference.

Reference is also made to the information set forth in “Summary Term Sheet,” “Introduction,” “Special Factors-Section 2 - BayCorp’s Position Regarding the Fairness of the Offer,” “Special Factors-Section 3 - Opinion of the Special Committee’s Financial Advisor,” “Special Factors-Section 4 - Sloan Group’s, Purchaser’s and Joseph Lewis’ Position Regarding the Fairness of the Offer,” “Special Factors-Section 7 - The Merger Agreement and Related Agreements” of the Offer to Purchase, which is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

Reference is made to the information set forth in Item 4 of the Schedule 14D-9 entitled, “The Solicitation or Recommendation,” which is incorporated herein by reference.

Reference is also made to the information set forth in “Special Factors-Section 2 - BayCorp’s Position Regarding the Fairness of the Offer”, “Special Factors-Section 3 - Opinion of Special Committee’s Financial Advisor” and “Special Factors-Section 4 - Sloan Group’s, Purchaser’s and Joseph Lewis’ Position Regarding the Fairness of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

Reference is made to the information set forth in “The Tender Offer-Section 9 - Financing of the Offer and Merger” and “The Tender Offer-Section 13 - Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

Reference is made to the information set forth in Item 6 of the Schedule 14D-9 entitled, “Interest in Securities of the Subject Company,” which is incorporated herein by reference.

Reference is also made to the information set forth in “Summary Term Sheet,” “Introduction,” “Special Factors-Section 9 - Beneficial Ownership of Shares,” “Special Factors-Section 10 - Related Party Transactions; Interests of Certain Persons in the Offer and Merger” and “The Tender Offer-Section 8 - Certain Information Concerning Purchaser, Sloan Group and Joseph Lewis” of the Offer to Purchase, which is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

Reference is made to the information set forth in Item 4 of the Schedule 14D-9 entitled, “The Solicitation or Recommendation,” which is incorporated herein by reference.

Reference is also made to the information set forth in “Special Factors-Section 2 - BayCorp’s Position Regarding the Fairness of the Offer,” “Special Factors-Section 7 - The Merger Agreement and Related Agreements” and “Special Factors-Section 10 - Related Party Transactions; Interests of Certain Persons in the Offer and Merger” of the Offer to Purchase, which is incorporated herein by reference.

Item 13. Financial Statements

The audited consolidated financial statements of BayCorp as of and for the fiscal years ended December 31, 2004 and December 31, 2003, are incorporated herein by reference to the Consolidated Financial Statements of BayCorp included as Item 8 to BayCorp’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on September 30, 2005 and the Consolidated Financial Statements of BayCorp included as Item 8 to BayCorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 26, 2004.

The unaudited consolidated financial statements of BayCorp for the quarters ended June 30, 2005 and 2004, are incorporated herein by reference to the Consolidated Financial Statements of BayCorp included as Item 1 of Part I of BayCorp’s Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2005, filed with the Securities and Exchange Commission on August 5, 2005, and for the quarterly period ended June 30, 2004, filed with the Securities and Exchange Commission on August 6, 2004.

Reference is made to the information set forth in Item 1 of the Schedule 14D-9 entitled, “Subject Company Information,” which is incorporated herein by reference. Reference is also made to the information in “The Tender Offer-Certain Information Concerning BayCorp” of the Offer to Purchase, which is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Reference is made to the information set forth in Item 5, “Person/Assets, Retained, Employed, Compensated or Used,” and Item 8, “Additional Information,” of the Schedule 14D-9, which is incorporated herein by reference.

Reference is also made to the information set forth in “Summary Term Sheet,” “Introduction,” “Special Factors-Related Party Transactions; Interests of Certain Persons in the Offer and Merger” and “The Tender Offer-Fees and Expenses” of the Offer to Purchase,” which is incorporated herein by reference.

Item 15. Additional Information

Regarding information related to agreements, regulatory requirements and legal proceedings, reference is made to the information set forth in “Introduction”, “Special Factors-Section 7 - The Merger Agreement and Related Agreements” and “The Tender Offer - Section 12 - Certain Legal Matters and Regulatory Approvals” of the Offer to Purchase, which is incorporated herein by reference.

Regarding the other material information, reference is made the Offer to Purchase and the Letter of Transmittal, which are incorporated herein by reference. Reference is also made to the information set forth in Item 8 of the Schedule 14D-9 entitled “Additional Information”, which is incorporated herein by reference.

Item 16. Exhibits

(a)(1)(i)	Offer to Purchase, dated October 12, 2005 and supplemented on November 4, 2005 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on October 12, 2005, and, as supplemented, to Exhibit (a)(1)(vii) to Amendment No. 2 to Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on November 4, 2005 (the “Schedule TO”)).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(i)	Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated September 13, 2005 (incorporated by reference to Exhibit 99.1 under cover of the Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on September 13, 2005).

(a)(5)(ii)	Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated September 27, 2005 (incorporated by reference to Exhibit 99.1 under cover of the Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on September 27, 2005).

(a)(5)(iii)	Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated October 12, 2005 (incorporated by reference to Exhibit (a)(5)(iii) under cover of the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on October 12, 2005).

(a)(5)(iv)	Text of Joint Press Release of Sloan Group and the Company, dated November 2, 2005 (incorporated by reference to Exhibit (a)(5)(i) under cover of Amendment No.1 to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on November 2, 2005).

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005, among Sloan Group, Purchaser and the Company (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K/A filed by the Company with the Securities and Exchange Commission on October 6, 2005).

(d)(2)	Stockholder Support Agreement, dated as of September 13, 2005, by and among Sloan Group, Purchaser, Frank W. Getman Jr. and Anthony M. Callendrello (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).

(d)(3)	Employment Agreement, dated September 13, 2005, between Frank W. Getman Jr. and the Company (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).

(d)(4)	Employment Agreement, dated September 13, 2005, between Anthony M. Callendrello and the Company (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).

(d)(5)	Convertible Note dated as of March 15, 2005, among the Company, Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 31, 2005).

(d)(6)	Convertible Note dated as of May 24, 2005, among the Company, Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q/A filed by the Company with the Securities and Exchange Commission on September 23, 2005).

(d)(7)	Promissory Note dated as of October 7, 2005, among the Company, Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K/A filed by the Company with the Securities and Exchange Commission on October 11, 2005).

(d)(8)	Nondisclosure and No-Trading Agreement, between the Company and Sloan Group (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II of the Offer to Purchase filed with the Schedule TO as Exhibit (a)(1)(i)).

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAYCORP HOLDINGS, LTD. (Registrant)

Date: November 4, 2005	By:	/s/ Frank W. Getman Jr.
Frank W. Getman Jr. President and CEO

/s/ Frank W. Getman Jr.
FRANK W. GETMAN JR.

/s/ Anthony M. Callendrello
ANTHONY M. CALLENDRELLO